EXHIBIT 4.02

CERTIFICATE OF ELIMINATION

OF

PREFERRED STOCK DESIGNATED

"SERIES G CUMULATIVE NON-VOTING

PREFERRED STOCK"

PURSUANT TO SECTION 151(g)

Moto Photo, Inc., a corporation organized and existing under the General Corporation laws of the State of Delaware, does hereby certify:

1. That on January 17, 1995 the Corporation filed a Certificate of Designation, Preferences and Rights of Preferred Stock providing for a series of preferred stock designated "Series G Cumulative Non-Voting Preferred Stock"

2. That at a meeting of the Board of Directors, the following resolution was duly adopted:

"RESOLVED, that none of the authorized shares of the Corporation's Series G Cumulative Non-Voting Preferred Stock are outstanding and none will be issued subject to the certificate of designation previously filed with respect to such series."

3. When this certificate becomes effective, it shall have the effect of eliminating from the certificate of incorporation all matters set forth in the certificate of designation with respect to such series; and the 1,000,000 shares of the Series G Cumulative Non-Voting Preferred Stock previously issued shall resume the status of authorized but unissued shares of preferred stock, par value $0.01 per share.

IN WITNESS WHEREOF, said Moto Photo, Inc. has caused its corporate seal to be hereunto affixed and this certificate to be signed by Michael F. Adler, as Chairman and Chief Executive Officer, and Jacob A. Myers, as Secretary, this 25th day of January, 2000.

MOTO PHOTO, INC.

By:

Michael F. Adler

Chairman and Chief Executive Officer

ATTEST:

Jacob A. Myers, Secretary

(CORPORATE SEAL)